Exhibit 99.1

CORPORATE RELEASE	5 December 2025

Manchester United plc Announces First Quarter

Fiscal 2026 Earnings Report Date

MANCHESTER, England – (BUSINESS WIRE) – 5 December 2025 – Manchester United plc (NYSE: MANU), announces that it will report results for the first quarter fiscal 2026 period ended 30 September 2025 via press release on 11 December 2025 at 7:00 AM EST.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 148-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers, per latest available survey data from 2019. Our large, passionate, and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Contacts

Investors:	Media:
Roger Bell	Toby Craig
Chief Financial Officer	Chief Communications Officer
Roger.Bell@manutd.co.uk	Toby.Craig@manutd.co.uk